Kettle River Resources Ltd.

(An Exploration Stage Company)

INTERIM FINANCIAL STATEMENTS

1st quarter
July 31, 2005

(Unaudited – Prepared by Management)

Note to Reader
These interim financial statements for the three months ended July 31, 2005 have been prepared by management and have not been subject to review by the Company's auditors.

KETTLE RIVER RESOURCES LTD.

Statement 1

(An Exploration Stage Company)

Interim Balance Sheet

Canadian Funds

Unaudited – Prepared by Management

	July 31, 2005	April 30, 2005
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 223,924	$ 124,227
Accrued interest and other amounts receivable	12,112	7,149
Marketable securities (Note 3)	76,592	76,592
Prepaid expenses	2,693	2,961
	315,321	210,929
Reclamation Bond	5,000	5,000
Property, Plant and Equipment (Note 5)	73,777	74,835
Mineral Properties (Note 6)	4	4
	$ 394,102	$ 290,768
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	19,345	15,965
Shareholders' and director's loans (Note 8)	2,875	583
	22,220	16,548
Contingency (Note 6b)		
SHAREHOLDERS' EQUITY		
Share capital (Note 7)	8,798,781	8,580,031
Contributed Surplus (Note 6c)	25,605	25,605
Deficit accumulated in the exploration stage – Statement 2	(8,452,504)	(8,331,416)
	371,882	274,220
	$ 394,102	$ 290,768

ON BEHALF OF THE BOARD:

"G.H. Rayner"

G.H. Rayner, Director

"Ellen Clements"

Ellen Clements, Director

See accompanying notes to financial statements

File #82-666
Rule 12g3-2(b)

KETTLE RIVER RESOURCES LTD.

Statement 2

(An Exploration Stage Company)

Interim Statement of Loss and Deficit

Canadian Funds

Unaudited – Prepared by Management

	For three months ended July 31, 2005	For three months ended July 31, 2004
MINERAL EXPLORATION ACTIVITIES		
Exploration costs	$ 94,055	$ 47,204
	94,055	47,204
ADMINISTRATIVE COSTS		
Accounting, audit & legal	10,637	6,649
Advertising, promotion & printing	1,550	150
Amortization	176	325
Licenses, insurance, and transfer agent fees	2,422	2,430
Management, salary & wages (net of recoveries)	5,596	(566)
Office & sundry	1,896	782
Office building expenses	1,636	2,886
Stock compensation expense	Nil	3,578
Telephone	282	724
Travel and accommodation	3,471	1,566
	27,666	18,524
OTHER EXPENSES (INCOME)		
Interest and US Exchange adjustment	(633)	(491)
	(633)	(491)
GAIN (LOSS) FOR THE PERIOD	(121,088)	(65,237)
DEFICIT, BEGINNING OF PERIOD	$ 8,331,416	$ 8,106,607
DEFICIT, END OF PERIOD	$ 8,452,504	$ 8,171,844
Gain (Loss) per share, basic and diluted	($ 0.02)	($ 0.01)
Weighted average number of Shares outstanding	7,342,241	6,265,611

See accompanying notes to financial statements.

KETTLE RIVER RESOURCES LTD.

Statement 3

(An Exploration Stage Company)
Interim Statement of Cash Flows
Canadian Funds
Unaudited – Prepared by Management

	For three months ended July 31, 2005	For three months ended July 31, 2004
Cash Flows from Operating Activities		
Gain (Loss) for the period	**($ 121,088)**	($ 65,237)
Add: Items not involving cash		
Amortization	**1,059**	1,357
Stock compensation	**Nil**	3,578
	(120,029)	(60,302)
Changes in non-cash working capital items:		
Decrease (increase) in prepaid amounts	**268**	446
Decrease (increase) in accounts receivable	**(4,963)**	2,014
Increase (decrease) in amounts due to directors	**2,291**	(4,332)
Increase (decrease) in accounts payable	**3,380**	(870)
	(119,053)	(63,044)
Cash Flows from Financing Activities		
Shares issued for cash	**218,750**	Nil
	218,750	Nil
		Nil
Increase (decrease) in Cash	**99,697**	(63,044)
Cash, and term deposits, beginning of period	**124,227**	153,331
Cash and term deposits, end of period	**$ 223,924**	$ 90,288
Supplementary Schedule		
Amortization of capital assets to mineral properties	**$ 883**	$ 1,033
Non-monetary transactions		
Stock compensation	**$ Nil**	$ 3,578

See accompanying notes to financial statements.

KETTLE RIVER RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
for the three months ended July 31, 2005 and 2004
Canadian Funds
Unaudited – Prepared by Management

1. GOING CONCERN

These financial statements have been prepared on the going concern basis, which assumes the realization of assets and liquidation of liabilities and commitments in the normal course of business. The application of the going concern concept is dependent upon the Company's ability to generate future profitable operations and receive continued financial support from its creditors and shareholders. These financial statements do not give effect to any adjustments that might be required should the Company be unable to continue as a going concern and therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts differing from those reflected in the financial statements.

The Company has a working capital of $293,101 as at July 31, 2005 and has accumulated losses of $8,452,504 . Since inception, the Company has been successful in funding its operations and to date has net issued shares of 8,153,111 for net proceeds of $8,824,386 averaging $1.08 per share. The trading price on the date of this report is bid at $0.52 and offered at $0.62, last traded at $0.52.

Management plans to continue to pursue equity financing to support operations. Management believes this plan will be sufficient to meet the Company's liabilities and commitments as they become payable over the next twelve months. There can be no assurance that management's plan will be successful. Failure to maintain the support of creditors and obtain additional external equity financing will cause the Company to curtail operations and the Company's ability to continue as a going concern will be impaired. The outcome of these matters cannot be predicted at this time.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company's accounting and reporting policies conform to generally accepted accounting principles in Canada. These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements. These interim financial statements should be read in conjunctions with the audited financial statements as at April 30, 2005.

3. MARKETABLE SECURITIES

	July 31, 2005	April 30, 2005
Securities of New Nadina Explorations Limited		
Opening balance – reclassified from investment	$ 76,592	$ 76,592
Additions during the period	Nil	Nil
Closing balance – lowest recorded market price	$ 76,592	$ 76,592

The shares in New Nadina Explorations Limited ("New Nadina") previously accounted for using the equity method is now accounted for under the cost method (*Note 4*). New Nadina has a director in common with the Company. The Company on July 31, 2005, owned 1,842,582 New Nadina common shares representing 11.5% of the issued shares. The quoted market value of the common shares was $211,897 on July 31, 2005.

4. INVESTMENTS

As at April 30, 2003, the investment in New Nadina had been accounted for on the equity basis as the Company had the ability to exercise significant influence as a result of share ownership, management and previous board representation (*Note 3*).

KETTLE RIVER RESOURCES LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

5. PROPERTY, PLANT AND EQUIPMENT

				July 31, 2005	April 30, 2005
	Amortization Rate	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Land		**$10,000**	**$ Nil**	**$10,000**	$10,000
Paving	8%	**4,860**	**2,365**	**2,495**	2,546
Buildings	4%-5%	**86,401**	**31,941**	**54,460**	55,010
Mining equipment	30%	**117,557**	**114,092**	**3,465**	3,746
Office equipment	20%	**53,972**	**50,624**	**3,348**	3,524
Trailer	30%	**21,861**	**21,854**	**7**	7
Automobiles	30%	**5,417**	**5,415**	**2**	2
		$300,068	**$226,291**	**$73,777**	$74,835

6. MINERAL PROPERTIES

Acquisition costs and exploration expenditures relating to mineral properties are written off as incurred. Payments received for exploration rights on the Company's mineral properties are treated as cost recoveries and are credited to reduce the cost of exploration expenditures related to the mineral claims with any excess, on an aggregate basis, recorded as income. Option payments are recorded as incurred. Ongoing reclamation and site restoration costs including site maintenance and caretaking are expensed when incurred.

Exploration Expenditures by Property For the period ended July 31,2005	**Greenwood Area**	**Property Investigation**	**DHK NWT**	**Silica Quarry 50%**	**Naket 50%**	**Total**
Amortization	**$ 883**	**$**	**$**	**$**	**$**	**$ 883**
Assaying						**Nil**
Assessment, filing fees, membership	**525**					**525**
Direct charges – wages	**2,825**		**8,800**	**30**		**11,655**
Exploration costs 1)	**300**		**75,390**			**75,690**
Field supplies						**Nil**
Legal & miscellaneous						**Nil**
Property costs & acquisition	**482**					**482**
Roadwork/reclamation	**300**					**300**
Storage (samples& equipment)	**1,800**					**1,800**
Property and Mineral taxes	**1,636**					**1,636**
Travel & accommodation			**1,084**			**1,084**
Total:	**$ 8,751**	**$ Nil**	**$ 85,274**	**$ 30**	**$ Nil**	**$ 94,055**

Exploration Expenditures by Property For the period ended July 31, 2004	Greenwood Area	Property Investigation	DHK NWT	Silica Quarry 50%	Naket 50%	Total
Amortization	$ 1,033	$	$	$	$	$ 1,033
Assaying						Nil
Assessment, filing fees, membership	555					555
Direct charges – wages	9,000		1,000			10,000
Exploration costs 1)	22,564		2,880	400		25,844
Field supplies	186					186
Legal & miscellaneous						Nil
Property costs & acquisition	111					111
Roadwork/reclamation	4,216					4,216
Storage (samples & equipment)	1,669					1,669
Property and Mineral taxes	1,667					1,667
Travel & accommodation	1,280		643			1,923
Total:	$ 42,281	$ Nil	$ 4,523	$ 400	$ Nil	$ 47,204

KETTLE RIVER RESOURCES LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS (continued)
for the three months ended July 31, 2005 and 2004
Unaudited – Prepared by Management

6. Mineral Properties, continued

1) Exploration costs include equipment costs; freight/delivery expense; geology/geophysics/geochemical expenses; and allocation of office and overhead expenses relating to exploration activities.

Deferred Exploration Expenditures	Balance April 30, 2005	**Balance July 31, 2005**
Deferred Exploration	$ Nil	$
Acquisition Costs		
Greenwood Area	1	1
Arcadia (Skylark) – Greenwood Area	1	1
DHK Diamonds Inc. – NWT	1	1
Silica Quarry - Saskatchewan	Nil	Nil
Naket – Nunavut	1	1
Total Mineral Properties Deferred	$ 4	$ 4

a) **GREENWOOD AREA** - Southern BC:

The Company owns a 100% interest in certain properties comprising 476 units of mineral tenure where approximately 500 acres is surface owned in the Greenwood Mining Division of British Columbia and continues to investigate and explore for gold and industrial mineral potential. Properties within the Greenwood Area include Phoenix, Bluebell, Phoenix Tailings, Haas Creek, Rad group, Arcadia (Skylark), Tam O'Shanter and Niagara.

b) **DHK DIAMONDS INC.** – Northwest Territories:

DHK Diamonds Inc. ("DHK") a private company incorporated and registered in the Northwest Territories is equally owned by Kettle River Resources Ltd., Dentonia Resources Ltd. ("Dentonia") and Horseshoe Gold Mining Inc. ("Horseshoe"). Operations and funding provisions of DHK are governed by a Shareholders' Agreement.

The December 6, 2002 BHP Billiton Diamonds Inc. agreement was amended September 20, 2004 to appoint Peregrine in their place and later amended June 13, 2005 to acknowledge Peregrine having earned a 54.475% interest thus reducing DHK to 20%.

Certain directors of DHK assert that the Company is required to reimburse amounts relating to prior DHK costs. The Company and its management are of the opinion that this assertion is unsubstantiated as the Company never agreed to reimburse DHK or its shareholders for such costs. In an effort to settle this matter, the Company has been seeking for some time to have a historical audit of DHK's financial statements conducted but so far has been unsuccessful in obtaining one.

To date, the Company has contributed its share of all past DHK costs for which it believes it is lawfully responsible. No amount, contingent or otherwise, has been recorded in the Company's financial statements as owing to DHK because the amount is not determinable and management is of the opinion that the Company is not liable for payment thereof.

Pellat Lake Property

The Pellatt Lake claims are located approximately 360 kms northeast of Yellowknife on NTS Map Sheet 76C/13 and about 40 km east of the Ekati Mine, in the Hardy Lake area.

In 2000, DHK acquired the Pellatt Lake property consisting of 10 claims through Kennecott Canada Explorations Inc. In the same year 6 of the 10 KCEI claims were allowed to lapse and staked by DHK at a cost of $19,129 with expiry dates of January 3, 2003 plus an additional three claims were staked at a cost of $8,522 with an expiry dated November 15, 2002. One claim, PC 20 was forfeited on August 12, 2001. Management allowed the 6 (NPC4-9) to lapse and they were re-staked by Dentonia Resources Ltd., a DHK shareholder on April 3, 2003 as SWB 1-7.

In March 2003, refundable bonds totaling $16,269 were posted on the three claims expiring November 15, 2002 to extend the dates to November 15, 2003. At this time the three claims (PC 9, 10 & 13) originally acquired from KCEI were taken to lease by DHK.

KETTLE RIVER RESOURCES LTD.
NOTES TO FINANCIAL STATEMENTS (continued)
for the three months ended July 31, 2005 and 2004
Unaudited – Prepared by Management

6. Mineral Properties, continued

Pellat Lake Property – con't

In June 2003, DHK entered into an agreement with Peregrine Diamonds Inc. where under certain conditions they can earn up to 75% interest in the property. Peregrine will pay for all exploration and arrange financing to bring any discovery into production.

In January 2004, Peregrine has advanced paid the bond of $16,270 to maintain three claims (NPC1-3) to be refunded upon filing work.

The property contains one known diamondiferous kimberlite discovered by KCEI where four diamond drill holes totaling 266.5 m were completed on target PL01 on PC13. The drill intersections appear to be a dyke-like body. Three claim blocks, one of which contains the diamondiferous kimberlite, have been surveyed and taken to lease at the cost of DHK Diamonds Inc.

Follow-up exploration has been conducted on certain targets generated from Peregrine geophysical exploration. Minor till sampling was conducted and two geophysical grids were placed in preparation for possible drilling.

c) **SILICA QUARRY** - Saskatchewan:

The Company holds a 50% participating interest in a 37 acre Silica Quarry Lease in Saskatchewan. The current lease expires December 1, 2009 subject to the provisions of *The Quarrying Regulations 1957*. No income has been realized from this lease. This project is the subject of a joint venture and there are provisions for pro-rata dilution for non-contribution of costs.

d) **NAKET** - Nunavut:

The Company and New Nadina Explorations Limited each own 50% participating interest in one claim in Nunavut. The Company is carried during the next exploration phase up to $80,000 in order to equalize 2001 expenditures. In exchange for exploration data, the partners must pay a 1% net smelter royalty to Kennecott Canada Exploration Inc. from any discovery of a mineral deposit within the data area made prior to August 1, 2005.

7. SHARE CAPITAL

a) **Authorized**: 50,000,000 common shares without par value

b) **Issued and fully paid:**

	No. of Shares		Value
Opening balance:	7,534,111		$ 9,278,885
Less treasury shares at cost	(256,000)		(698,854)
Balance at April 30, 2005	**7,278,111**		**$ 8,580,031**
June 20 – 27, 2005 Warrants exercised	**500,000**	1.	**125,000**
June 27, 2005 – Warrants exercised	**150,000**	2.	**37,500**
June 28, 2005 – Warrants exercised	**225,000**	3.	**56,250**
Balance at July 31, 2005	**8,153,111**		**$ 8,798,781**

Financings:

1. Warrants issued January 31, 2005 for 500,000 common shares at $0.25 expiring February 2, 2006 were exercised for $125,000.
2. Warrants issued December 24, 2003 for 150,000 common shares at $0.25 expiring December 24, 2005 for $37,500.
3. Warrants issued December 24, 2003 for 225,000 common shares at $0.25 expiring December 24, 2005 were exercised for $56,250.

7. SHARE CAPITAL - continued

c) Warrants:

	Number	Price/share	Value	Expiry
Issued December 24, 2003	800,000	$0.25	$200,000	December 24, 2005
Exercised March 14, 2005	**(12,500)**		**(3,125)**	
Exercised June 27-28, 2005	***(375,000)***		***(93,750)***	
Balance July 31, 2005	**412,500**		**$103,125**	
Issued January 31, 2005	1,000,000	$0.25	$250,000	February 2, 2006
Exercised June 27-28, 2005	**(500,000)**		**(125,000)**	
Balance July 31, 2005	**500,000**		**$125,000**	
Total	**912,500**		**$228,125**	

d) Share purchase options:

The Company has established a share purchase option plan whereby the board of directors may from time to time grant options to directors, officers, employees or consultants. Options granted must be exercised no later than ten years from date of grant or such lesser period as determined by the Company's board of directors. The exercise price of options is determined by the Board of Directors and shall not be lower than the allowable discounted closing market price of the shares on the business day immediately prior to the grant date.

The vesting schedules vary depending on the recipient. Director, officer and employee options vest as follows: 1/3 of the total number granted after six months, a further 1/3 after 1 year and the remaining 1/3 at eighteen months after the date of grant. As at July 31, 2005 there were 400,000 (January 31, 2003 –165,000) options outstanding. On September 24, 2003 the Company granted options to directors to purchase up to 235,000 at an exercise price of $0.18.

Summary of the Company's options at July 31, 2005:

Date	Number granted	Exercised	Expired/ Cancelled	Number outstanding July 31, 2005	Price per share	Expiry date
January 10, 2001	75,000	Nil	Nil	75,000	$0.15	January 10, 2006
September 30, 2002	90,000	Nil	Nil	90,000	$0.17	September 30, 2007
September 24, 2003	235,000	Nil	Nil	235,000	$0.18	September 24, 2008
	400,000	Nil	Nil	400,000		

e) Stock based compensation

Effective May 1, 2003, the Company has prospectively adopted the new recommendation of CICA Handbook Section 3870 "*Stock-based Compensation and Other Stock-based Payments*" (*Note 2i*). This standard requires that stock-based awards made to employees and non-employees are to be measured and recognized using a fair value based method.

On September 24, 2003 the Company granted options to purchase up to 235,000 shares of the Company at an exercise price of $0.18 per share. The total value of the options granted was calculated to be $25,605 on the grant date. Since the options were granted under a graded vesting schedule and as at January 31, 2005, the total of $25,605 of the fair value has been recorded in the Company accounts to date with Nil remaining.

KETTLE RIVER RESOURCES LTD.
NOTES TO FINANCIAL STATEMENTS (continued)
for the three months ended July 31, 2005 and 2004
Unaudited – Prepared by Management

8. RELATED PARTY TRANSACTIONS

Advances from directors and shareholders are unsecured and bear no interest. As at July 31, 2005, $2,875 is owed to directors.

For the period ended July 31st the Company incurred the following expenses with related parties:

	2005	2004
To two directors for telephone and office to offset expenses incurred in conducting company affairs and to one director for providing geological consulting services.	$ 1,200	$ 1,200
To a director who is an employee for office management, administration, investor relations, secretarial duties including accounting, and assists with certain exploration related tasks and for storage facilities (exploration equipment and samples).	19,675	18,637
To a director who is not an employee for administration support.	2,800	
To a director who is the former president of the Company for geological exploration services, and exploration management and for equipment use and storage facilities for Company owned exploration equipments, drill core and samples.	Nil	20,137
To a director who is a geological engineer for consulting services.	2,000	
Total	$ 25,675	$ 39,974

During the period $8,100 was recovered from a company that has one common director for office and secretary expenses, and reimbursement of expenses.
The above transactions have been recorded at their exchange amount, which is the amount of consideration agreed upon by the related parties.

9. SEGMENTED INFORMATION

		As at July 31,2005		As at July 31, 2004
Net income (loss) by industry				
Logging	$	Nil	$	Nil
Exploration		94,055		(65,237)
	$	94,055	$	(65,237)
Assets by industry				
Logging	$	Nil	$	Nil
Exploration		394,102		282,738
	$	394,102	$	282,738
Property plant and equipment by industry				
Logging	$	Nil	$	Nil
Exploration		73,777		92,496
	$	73,777	$	92,496

File #82-666
Rule 12g3-2(b)

Kettle River Resources Ltd.

(An Exploration Stage Company)

Management Discussion & Analysis

September 19, 2005

Note to Reader

The interim financial statements for the three months ended July 31, 2005 have been prepared by management and have not been subject to review by the Company's auditors. The following discussion and analysis of financial conditions and results of operations should be read in conjunction with the Company's interim financial statements and related costs.

KETTLE RIVER RESOURCES LTD.
FORM 51-102F1
INTERIM MANAGEMENT DISCUSSION AND ANALYSIS

September 19, 2005

Introduction

Kettle River has continued its efforts to date with a sole business objective to identify, evaluate and explore mineral properties having high potential for the discovery of economic mineral deposits. The goal would be to involve a major mining company in the early stages of a discovery for the creation of value for our shareholders. We remain a publicly traded company without any substantive operations, and thus, have realized no mining revenues to date. Kettle River was incorporated on October 17, 1980 pursuant to provisions of the British Columbia Company Act as Kettle River Mines Ltd. and within a short period changed its name to Kettle River Resources Ltd.

Our accompanying financial statements have been prepared using accounting principles generally accepted in Canada. Our fiscal year end is April 30th and any references to a fiscal year refer to the calendar year in which such fiscal year ends. All reported amounts are in Canadian dollars.

Forward-Looking Information

This management discussion and analysis ("MD&A") contains certain forward-looking statements and information relating to Kettle River Resources Ltd. ("Kettle River" or the "Company") that are based on the beliefs of its management as well as assumptions made by and information currently available to Kettle River. When used in this document, the words "anticipate", "believe", "estimate", "expect", "significant" and similar expressions, as they relate to Kettle River or its management are intended to identify forward-looking statements. This MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration and developments of the Company's exploration properties. Such statements reflect the current views of Kettle River with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievement of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Aside from factors identified in the annual MD&A, additional important factors, if any, will be identified in the interim reports.

Second Quarter Highlights and Mineral Project Activity

Kettle River's main objective is to make a mineral deposit discovery. Due to the current land and mineral tenure holdings and expertise of the management team, efforts are mainly focused on exploration in Canada for gold in the Greenwood Mining District and diamonds in the Northwest Territories.

Exploration expenditures by property for the period ended July 31, 2005

	Greenwood Area	DHK NWT	Silica Quarry 50%	Naket 50%	Total
Amortization	$ 883	$	$	$	$ 883
Assessment, filing fees, membership	525				525
Direct charges – wages	2,825	8,800	30		11,655
Exploration costs	300	75,390			75,690
Property costs & acquisition	482				482
Roadwork/reclamation	300				300
Storage (samples& equipment)	1,800				1,800
Property and Mineral taxes	1,636				1,636
Travel & accommodation		1,084			1,084
Total:	$ 8,751	$ 85,274	$ 30	$ Nil	$ 94,055

During the period ended July 31, 2005 a total of $94,055 (2004 - $47,204) was spent on mineral property activities as shown in the above table.

Lac de Gras – Northwest Territories - DHK Diamonds Inc: (DHK):
During the period ended July 31, 2005, DHK related costs were $85,274 (2004 – $4,523) and mainly consisted of expenses related to maintaining its equal position in the company. The Company owns a 1/3 equal interest in DHK Diamonds Inc. and reports contributions as exploration costs. DHK has a participating 20% interest, Kettle River owns 1/3 of DHK. DHK is similar to an incorporated joint venture therefore, the Company has accounted for this investment as a regular mineral property transaction. The current budget amount presented by Peregrine is nearly $11million.

Kettle River Contributions paid to DHK:	
June 22, 2005 - 1/3 of Peregrine Core Drilling Cash Call	$ 19,171
June 27, 2005 - 1/3 of Peregrine Caustic Fusion Cash Call	13,073
July 4, 2005 - Balance to DHK of Cash call for $50,000 for Peregrine costs, Accountant costs and Survey and annual rent of Pellatt Lake properties	17,756
July 11, 2005 - DO27 Spring Drilling (Peregrine Budget)	25,000
Total to July 31, 2005	**$ 75,000**
August 30, 2005 –DO27 2005/2006 – Bulk Sample Sept/Oct2005 (Peregrine Budget)	110,000
Total as of September 19, 2005	$ 185,000

WO Claim Block

On September 20, 2004, an amended WO JV Agreement covering Mining Leases SAS1, SAS2, and SAS3 was signed appointing Peregrine Diamonds Inc. (Peregrine) the operator and giving them an option to increase their interest to 54.475% from 38.475% by paying the entire cost and completing a 200 tonne bulk sample by October 31, 2006. In the spring of 2005, Peregrine was only able to extract 151 tonnes of kimberlite and in consideration of them contributing $500,000 to the next drill program, they were granted their increased interest.

On June 14, 2005, the Company received the diamond results from the bulk sample. Jennifer Pell, Vice-President Exploration-Diamonds, of Peregrine Diamonds Ltd. provided details of the extraction and processing. She reported 106.03 carats recovered from 5 Reverse Circulation (RC) holes (108 tonnes) represented a 'pyrope, chrome diopside rich'. This facies in the main vent produced an average grade of 0.98 carats per tonne. RC hole #3, a 'fresh olivine rich facies' with a sample weight of 42.8 tonnes gave 29.93 carats for a grade of 0.70 carats per tonne. The entire sample, processed in the Ekati™ Diamond Mine test plant, produced 135.96 carats of diamonds with an average grade of about 0.90 carats per tonne from 151 tonnes of kimberlite. Tonnages were calculated using measured and estimated hole dimensions and measured specific gravities.

Two different primary pyroclastic kimberlite phases were intersected in the portion of the pipe tested by the RC drilling, this being the reason for reporting separate average grades. Holes RC 1, 2, 4, 5, and 6 sampled a layered sequence of primary pyroclastic tuffs in the central portion of the pipe that were rich in chrome diopside and pyrope and contained lesser amounts of fresh olivine. RC 3, the southernmost hole of the program, intersected a completely different volcaniclastic kimberlite facies with high concentrations of fresh olivine. The individual grades and specific diamond information for the six RC holes are summarized as follows:

DO-27 - Pyrope, Chrome Diopside-Rich Facies

Drill Hole	Total Depth (Metres)	Sample Weight (Dry Tonnes)	Total Carat Weight	Carats per Tonne	# Stones > Half Carat	Largest Stones (Carats)
RC 1	209	45.74	47.32	**1.03**	4	2.93, 1.62
RC 2	124	28.96	27.66	**0.96**	5	1.85, 0.96, 0.94
RC 4	93.5	12.02	11.99	**1.00**	1	2.66
RC 5	83	12.20	11.66	**0.96**	3	0.76
RC 6	77	9.54	7.4	**0.78**	1	0.5
Total/Average		108.47	106.03	**0.98**	14	

DO-27 - Fresh Olivine-Rich Facies

Drill Hole	Total Depth (Metres)	Sample Weight (Dry Tonnes)	Total Carat Weight	Carats per Tonne	# Stones > Half Carat	Largest Stones (Carats)
RC 3	190.5	42.80	29.93	**0.70**	7	0.98

1,806 diamonds were recovered using a 1mm screen. There were 21 stones larger than one-half carat recovered with the largest stones coming from the central volcanic kimberlite facies. The four largest stones were a 2.93 carat, light brown, flattened octahedron, a 2.66 carat, off-white, tetrahexahedron, a 1.85 carat, clean, white octahedron, and a 1.62 carat clean, white, complex tetrahexahedron.

Commenting on the results, Mr. Howard Coopersmith, an international diamond expert with over 30 years experience and a consultant to Peregrine Diamonds said "Peregrine's samples confirm that the grade and diamonds are significantly different and better than the previous Kennecott sample. This kimberlite deposit contains ore grades and commercial gem diamonds in a crater complex of significant size and depth".

Diamond Valuations range between US$53 and $67 per carat

Kettle River was advised August 29, 2005 preliminary valuations of the diamonds obtained from the 2005 mini-bulk sample of the southern lobe of DO-27.

The diamonds from the mini-bulk sample were divided into two packages, PDL-1 and PDL-2, according to the different kimberlite geology noted in the drilling. Diamond parcel PDL-1, comprising approximately 78% of the total carats recovered, came from the pyrope and chrome diopside-rich kimberlite facies intersected in holes RC-1, 2, 4, 5 & 6, all of which averaged 0.98 carats/tonne. Parcel PDL-2, comprising approximately 22% of the total carats recovered, came from the olivine-rich facies of kimberlite intersected in hole RC-3, which returned a grade of 0.70 carats/tonne. The entire DO-27 complex including DO-18 has a surface expression of approximately sixteen hectares.

Three separate valuations were preformed by BHP Billiton Diamonds Ltd., Rio Tinto Diamonds and Aber Diamond Corp., and were based on fair market values in US dollars at the producer level, sometimes referred to as the "Primary Market". This is the market value the seller would have expected to receive for these goods if offered for sale on the date of the final viewing, and also assuming a reasonable margin for the buyer either for manufacturing or dealing on the secondary market. No size or value modelling was performed due to the small sample size.

The diamonds from each sample were sized to industry standard DTC sieve, grainer and carat size classes. The diamonds in each size class were sorted and valued based on each valuators current price book. As can be expected, there was a range in values with the larger sample, PDL-1, returning average values of US$77.77, US$67.02 and US$58.54 per carat. PDL-2 returned average values of US$35.36, US$34.31 and US$32.34 per carat although the very small sample size of PDL-2 means that a low degree of confidence must be attributed to the values from PDL-2.

The average values for the total sample (combining PDL-1 and PDL-2) were US$67.20, US$59.95 and US$53.21 per carat. The highest value stone was a 1.85 carat stone, which was valued at between US$1,591 and US$2,063.

Core Drilling – DO27 kimberlite

A joint venture core drilling program during April and May, designed to twin the Reverse Circulation holes in the bulk sample plus obtain geological information, produced 750 meters of NQ size core in three holes. The deepest hole ended in kimberlite at 465 meters. The recovered kimberlite, after geological review, was sent for caustic fusion. Micro macro diamond analysis results are pending and expected in October 2005.

Core Drilling – DO18 kimberlite

Peregrine commenced a core drilling program in July and will fund up to $500,000 in order to meet the requirements of the June 13, 2005 amended agreement. Once completed and Peregrine has fully earned their 54.475% interest, contributing interests to the entire project are: DHK Diamonds Inc. 20%, Archon Minerals Ltd. 13.52%, Aber, 7.35% and SouthernEra Diamonds Ltd. 4.9%.

Peregrine and its partners are currently engaged in a program of core drilling the DO-27 pipe and the DO-18 pipe located 700 meters north of DO-27. The core drilling is necessary for geologic and geotechnical information, microdiamond analysis, and as

pilot holes to the large diameter RC drilling planned for next winter. All information is being used in a scoping/pre-feasibility study being prepared by SRK Consultants in Vancouver.

Area Exploration

Till samples and geophysics conducted in the vicinity of the DO18 and DO27 kimberlites have identified targets that require follow-up. This program is ongoing.

Bulk Sample planned for 3,000 tonnes – DO27

Peregrine and its partners are also in the process of planning the next round of large diameter RC drilling, scheduled to start during January, 2006, which is designed to take a substantially larger sample than that collected during the 2005 program. Details of both the core and large diameter RC drilling programs will be announced in late September, 2005. Budget contributions towards the September and October cost of the planned 3,000 tonne bulk sample have been made by DHK.

Commenting on the results, Eric Friedland, President of Peregrine, said "we are extremely encouraged by both the grades and the preliminary valuations that we have received thus far from the southern lobe of DO-27. These results are a vindication of our original thoughts on the pipe, and we are optimistic that values will continue to increase as we collect ever larger samples, and therefore improve our chances of recovering more rare and high value diamonds".

Reports, updates and images are posted to the Company website. www.kettleriver.com.

Pellatt Lake Property

Peregrine Diamonds Ltd. reported that during September and October 2004, they completed a 3,878 line kilometre Falcon™ Airborne Gravity Gradiometer survey on the Pellatt Lake property. Pellatt Lake is located approximately 40 km to the northeast of the Ekati diamond mine at Lac de Gras and immediately adjacent to the Ekati mine block and De Beers Hardy Lake leases. Peregrine can earn up to a 75% interest in the DHK 100% owned Property by completing a Falcon™ gravity gradiometer survey, paying for all additional exploration and arranging financing to bring any discovery into production. Final data was used as a basis for till sampling. This was followed by two geophysical grids in preparation for possible drill targets.

Peregrine Diamonds Ltd. had committed to complete the Falcon Survey by December 31, 2004 or forfeit the $16,270 advanced for the work bond placed on three of the claims. Prior to December 31, 2005, Peregrine has the right to drill test, at its cost, any targets identified by the Falcon Survey to acquire 51% of each target drill tested. If they complete a 200 tonne bulk sample, they can earn a total of 65% of that target. A further 10% can be earned by arranging production cost financing for the DHK partners.

Monetary obligations of DHK under this option agreement are minimal. DHK has undertaken the cost of taking the three claims to lease.

Saskatchewan - 50%

The Company continues to explore the potential to further test and market the silica potential on this property. $30 (2004 - $400) was expended on research.

NAKET Project, Nunavut –50%

The property currently consists of one claim that contains an untested geophysical anomaly. Each partner of the Naket JV records their individual expenditures as they are incurred. The Company is carried for the next program up to $80,000 in order to equalize previous expenditures. The Company spent $NIL (2004 - $ NIL) on professional fees during the period.

Greenwood Area Expenditure breakdown by property for the period ended July 31, 2005

	Phoenix	Bluebell	Tailings	Haas	Arcadia	Tam O'Shanter	Niagara	Greenwood Area
Amortization	$ 221	$ 221	$	$	$	$441	$	$ 883
Assessment, filing fees, membership	275					250		525
Direct charges – wages	1,800	150	175		250	200	250	2,825
Exploration costs	150	45			65		40	300
Property costs & acquisition	225	125			66		66	482
Roadwork/reclamation			300					300
Storage (samples& equipment)	621	558				621		1,800
Property and Mineral taxes	1,287	349						1,636
Total:	$ 4,579	$ 1,448	$475	$ Nil	$ 381	$ 1,512	$ 356	$ 8,751

Significant expenditures explained:

Greenwood Mining Division – Southern British Columbia

Phoenix Mine Area

During the period a total of $4,579 was expended (2004 - $20,828). Recording of work programs and generation of reports cost $425 with wage costs of $1,800. Work previously completed was filed for assessment purposes to maintain the claims in good standing. Claim boundary surveys, review, prospecting and summary of target potential were conducted in preparation to list the property for option. Fees paid to a director during the period were $ NIL.

Phoenix Tailings property

Costs of $475 (2004 - $500) during the period relate mainly to reclamation costs of $300 and exploration and wage costs of $175.

Haas Property

During the period there were no expenditures.

Bluebell-Summit Property

Costs of $1,448 (2004 - $2,014) relate to claim boundary location, sample and core storage and mineral taxes.

Tam O'Shanter

Costs of $1,512 (2004 - $13,463) included $891 related to sample and core storage costs of $621.

Niagara Property

Costs of $356 (2004 - $750) are for claim boundary locations, prospecting and reviewing potential for further work.

Arcadia (Skylark) Property

Expenditures of $381 (2004 - $4,726) relate to claim boundary location and partial completion of line cutting in preparation for geophysics. Significant gold silver occurrences in a fault hosted serpentine zone found at the end of the 1980's operation require further testing.

Selected Annual Information-Summary of quarterly reports

The following discussion and analysis of financial conditions and results of operations should be read in conjunction with the Company's financial statements and related costs for the years ended April 30, 2004 and April 30, 2005 and with the Company's interim financial statements and related costs. The following table sets out financial information for the last 8 most recently completed quarters. Kettle Rivers interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and expressed in Canadian dollars.

Selected quarterly information

Period	Net logging revenue for the quarter	Net Income or (Loss) for the quarter	Basic and diluted Earnings or (Loss) per share for the quarter	Total Assets	Total Liabilities
1st Quarter 2006	$ Nil	$ (121,088)	(0.02)	$ 394,102	$ 22,220
4th Quarter 2005	Nil	(46,787)	(0.01)	290,768	16,548
3rd Quarter 2005	Nil	(64,026)	(0.01)	349,808	31,926
2nd Quarter 2005	Nil	(48,759)	(0.01)	252,870	58,758
1st Quarter 2005	Nil	(65,237)	(0.01)	282,738	43,445
4th Quarter 2004	Nil	(87,777)	(0.02)	349,599	48,647
3rd Quarter 2004	(20)	(191,070)	(0.04)	344,807	22,031
2nd Quarter 2004	(240)	(117,308)	(0.02)	393,010	42,764
1st Quarter 2004	295,697	210,773	0.04	536,103	68,549
4th Quarter 2003	196,712	107,627	0.02	309,072	52,291
3rd Quarter 2003	94,103	33,368	0.01	279,209	130,055

Discussion of Operations and Financial condition

The following discussion and analysis of financial conditions and results of operations should be read in conjunction with the Company's interim financial statements and related costs. The current period figures are for the first quarter period ended July 31, 2005.

For the current period, the Company experienced a net loss of $121,088 or $0.02 per share compared to a loss of $65,237 or $0.01 per share the previous year.

Operating expenses of $27,666 for the period, arising from general and administrative costs generally remained the same, (2004 - $18,524) as the previous year. During the current year period, travel & accommodation increased by $1,905, stock compensation costs were $ NIL, office building expense decreased by $1,250, accounting, audit and legal increased by $3,988, transfer agent fees decreased by $8 while management, salary & wages increased by $6,162 some of which is due to the reduction of office and secretarial services recovered.

Property exploration costs increased to $94,055 from $47,204 during the same period the previous year and the increase is mainly attributed to contribution of exploration costs on the DHK claims. Acquisition costs and exploration expenditures relating to mineral properties are written off as incurred. Payments received for exploration rights on the Company's mineral properties are treated as cost recoveries and are credited to reduce the cost of exploration expenditures related to the mineral claims with any excess, on an aggregate basis, recorded as income. Option payments are recorded as incurred. Ongoing reclamation and site restoration costs including site maintenance and care taking are expensed when incurred.

The Company has a working capital of $293,101 as at July 31, 2005 and has accumulated losses of $8,452,504. Since inception, the Company has been successful in funding its operations and to date has net issued shares of 8,153,111 for net proceeds of $8,798,781 averaging $1.08 per share. The trading price on the date of this report is bid at $0.52 and offered at $0.62, last traded at $0.52.

There has been no change in the nature of or manner neither in which business is conducted nor in business conditions which would affect the Company's financial results.

The Company is engaged in the exploration, development and exploitation of mineral resources for precious metals and diamonds. The properties of the Company are without a known body of commercial ore. The exploration programs undertaken and proposed constitute an exploratory search and there is no assurance that the Company will be successful in its search. The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes, and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by the Company will result in a profitable commercial mining operation. The amounts shown as property acquisition costs represent acquisition and holding cost, less amounts written off, and do not necessarily represent present or future values.

Investing Activities

There were no investing activities during the period.

Financing Activities

During the period 875,000 warrants were exercised for $218,750. Subsequent to period end of July 31, 2005 a further 275,000 warrants were exercised for $68,750.

Share Capital

a) **Authorized**: 50,000,000 common shares without par value

b) Issued and fully paid:	No. of Shares		Value
Balance at April 30, 2004	**6,521,611**		**$ 9,089,360**
Less treasury shares at cost:	**(256,000)**		**(698,854)**
January 31, 2005 – private placement	**1,000,000**		**186,400**
March 14, 2005 – warrants exercised	**12,500**	1.	**3,125**
Balance at April 30, 2005	**7,278,611**		**8,580,031**
June 20, 2005 - warrants exercised	**350,000**	2.	**87,500**
June 27, 2005 - warrants exercised	**300,000**	3.	**75,000**
June 28, 2005 - warrants exercised	**225,000**		**56,250**
Balance at July 31, 2005	**8,153,111**		**$ 8,798,781**
August 15, 2005 - warrants exercised	**25,000**		**6,250**
September 8, 2005 – warrants exercised	**250,000**		**62,500**
Balance at September 19, 2005	**8,428,111**		**$ 8,867,531**

Associated with the December 24, 2003 private placement there is a balance of 387,500 warrants exercisable at 25 cents expiring December 24, 2005 with potential proceeds of $96,875.

Associated with the January 31, 2005 private placement there is a balance of 250,000 warrants exercisable at 25 cents expiring Feb. 2, 2006 with potential proceeds of $62,500.

Share Option Plan

The Company has established a share purchase option plan whereby the board of directors may from time to time grant options to directors, officers, employees or consultants. Options granted must be exercised no later than ten years from date of grant or such lesser period as determined by the Company's board of directors. The exercise price of options is determined by the Board of Directors and shall not be lower than the allowable discounted closing market price of the shares on the business day immediately prior to the grant date.

The vesting schedules vary depending on the recipient. Director, officer and employee options vest as follows: 1/3 of the total number granted after six months, a further 1/3 after 1 year and the remaining 1/3 at eighteen months after the date of grant. As at July 31, 2005 there were 400,000 (July 31, 2004 –400,000) options outstanding. On September 24, 2003 the Company granted options to directors to purchase up to 235,000 at an exercise price of $0.18.

Summary of the Company's options at July 31, 2005:

Date	Number granted	Exercised	Expired or Cancelled	Number outstanding July 31, 2005	Price per share	Expiry date
January 10, 2001	75,000	Nil	Nil	75,000	$0.15	January 10, 2006
September 30, 2002	90,000	Nil	Nil	90,000	$0.17	September 30, 2007
September 24, 2003	235,000	Nil	Nil	235,000	$0.18	September 24, 2008
	400,000			400,000		

Liquidity

The financial statements for the period ended July 31, 2005 have been prepared on the basis of accounting principles applicable to a going concern. This assumes that Kettle River will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. Kettle River has incurred operating losses over the last several fiscal years, has limited financial resources, no source of operating cash flow and no assurances that sufficient funding, including adequate financing, will be available to further explore its mineral property projects and to cover the overhead costs necessary to maintain a public company in good standing. At July 31, 2005, Kettle River had working capital of $293,101 compared to $194,381 at April 30, 2005.

Additional Disclosure for Venture Issuers without Significant Revenue

Additional disclosure concerning Kettle River's general and administrative expenses and resource property costs is provided in the Company's Statement of Loss and Deficit and the Schedule of Resources Property Costs contained in its Audited Financial Statements for April 30, 2005 available on its SEDAR page at www.sedar.com

Transactions with Related Parties

Related party transactions are negotiated in the best interest of the Company at arms length basis market terms and are detailed in Note 8 of the Financial Statements.

A director who managed and conducted exploration invoiced $400 per day according to programs conducted on specific properties. To an employee who is also a director, $6,000 per month is paid for office management, administration, investor relations, secretarial duties including bookkeeping, and assistance with certain exploration related tasks. A director is paid rental for providing storage facilities for exploration equipment and samples. Two directors are paid $200 each per month for telephone and office to offset expenses incurred in conducting company affairs of which one also provides geological consulting services and is paid at $400 per day plus expenses. The Company provides office space and management services to a company ("New Nadina Explorations Limited") with one director in common, in consideration for a monthly fee of $1,500. Miscellaneous charges, like telephone, postage, travel as well as extraordinary secretarial services are based on actual usage. At July 31, 2005, there is a receivable from New Nadina Explorations Limited for $10,592. Advances from directors and shareholders are unsecured and bear no interest. As at July 31, 2005, $2,875 is owed to directors.

Changes in Accounting Policies

The financial statements for the period ended July 31, 2005 followed the same accounting policies and methods of application used in the previous period presentation.

Other

There were no particular investor relation activities undertaken or contracts entered into during the period although the Company is currently investigating an investor relation position. Investor relation functions were accomplished through directors whose duties include dissemination of news releases and provision of information as requested by interested parties.

Subsequent Events

There are no subsequent events.

Financial Instruments and Other Instruments

The Company's financial instruments consist of cash and cash equivalents, other amounts receivable, marketable securities, accounts payable and shareholders' and directors' loans. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

Approval

The Board of Directors of Kettle River has approved the disclosure contained in this report. A copy of this MD&A will be provided to anyone who requests it. Financial Statements of the Company are available at www.sedar.com.

File #82-666
Rule 12g3-2(b)

Kettle River Resources Ltd. TSX-V-KRR
Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@direct.ca

April 11, 2005

Press Release **Nine month highlights**

Kettle River Resources Ltd. reports: Nine month highlights: (the complete report is available under the Company filings at www.sedar.com

The Company has a working capital of $241,792 as at January 31, 2005 and has accumulated losses of $8,284,629. Since inception, the Company has been successful in funding its operations and to date has net issued shares of 7,265,611 for net proceeds of $8,602,511 averaging $1.18 per share. On January 31, 2005, the Company completed a non-brokered private placement for a total of 1,000,000 units at 20 cents, each unit consisting of one common share and one purchase warrant to purchase one common share at $0.25 cents exercisable for 12 months expiring Feb 2, 2006. The hold period on the shares and shares from the exercise of warrants expires on June 2, 2005.

For the current period, the Company experienced a net loss of $178,022 or $0.03 per share compared to a loss of $97,605 or $0.02 per share the previous year. Logging income realized from sale of timber harvested from the Company's fee simple real estate holdings grossed $302,526 in the previous year. The Company does not anticipate logging income during the 2005 fiscal year.

Operating expenses of $102,184 for the period, arising from general and administrative costs generally remained the same, (2004 - $107,776) as the previous year.

Property exploration costs decreased to $102,950 from $288,694 during the same period the previous year and the decrease is mainly attributed to the completion of reclamation and road costs during the previous year.

MINERAL PROPERTIES: Of the $102,950 spent on the Company's mineral properties, **DHK Diamonds Inc** related costs were $20,786 (2004 – $17,215) and mainly consisted of expenses related to maintaining its 1/3 equal interest in the company. **WO Claim Block**: On September 20, 2004, an amended WO JV Agreement covering Mining Leases SAS1, SAS2, and SAS3 was signed appointing Peregrine Diamonds Ltd. (Peregrine) the operator and giving them an option to increase their interest to 54.475% from the current 38.475% by paying the entire cost and completing by October 31, 2006 a 200 tonne bulk sample. Peregrine has purchased the former BHP Billiton interest in the WO Claim. The DHK participating interest, upon completion of the bulk sample will be reduced from the current 28.8% to 20%. **Peregrine Diamonds Ltd. commenced taking the 200 tonne sample of the southern kimberlite lobe of the Tli Kwi Cho (DO27) on February 25, 2005.** The kimberlite sample will be recovered using a 14inch reverse circulation (RC) drill, bagged and trucked to the test plant at the Ekati™ Diamond Mine. In 1994 the Kennecott bulk sample tunnel used to access the pipe was abandoned due to caving resulting in tunnel failure. This pipe now being sampled has never been bulk tested for diamond content, only core drilled for diamond indicators and micro/macro diamonds.

As at March 21, 2005, Peregrine reported ***"A total of 443m of drilling, using a large diameter 14" drill rig, has been completed thus far on the DO-27 kimberlite pipe. Kimberlite material from the first two holes has been sent to the Ekati plant for processing. Drilling is currently continuing on***

Hole 3 of a planned 5 hole program. All three holes intersected clay-rich altered green kimberlite. Indicator minerals are abundant throughout all sections. Pyrope garnets and chrome diopside are the most abundant indicator species present. Orange mantle garnets (eclogitic or megacrystic), chromite and some fresh olivine grains were also noted." Updates and images as they become available will be posted to the Company website. www.kettleriver.com.

Pellatt Lake Property: Peregrine Diamonds Ltd. reported that during September and October 2004, they completed a 3,878 line kilometre Falcon™ Airborne Gravity Gradiometer survey. Pellatt Lake is located approximately 40 km to the northeast of the Ekati Diamond Mine at Lac de Gras and immediately adjacent to the Ekati mine block and De Beers Hardy Lake leases. Peregrine can earn up to a 75% interest in the DHK 100% owned Property by completing a Falcon™ gravity gradiometer survey, paying for all additional exploration and arranging financing to bring any discovery into production. Prior to December 31, 2005, Peregrine has the right to drill test, at its cost, any targets identified by the Falcon Survey to acquire 51% of each target drill tested. If they complete a 200 tonne bulk sample, they can earn a total of 65% of that target. A further 10% can be earned by arranging production cost financing for the DHK partners.

Of the $81,389 spent on the **Greenwood Area Properties** (mainly held for gold potential), $37,444 was spent on the Phoenix properties for recording of work programs, generation of reports, and assessment filing. Claim boundary surveys, review, prospecting and summary of target potential were conducted and the property listed for option. Costs of $17,485 spent on the Tam O'Shanter claims relate to claim boundary and survey costs, sample and core storage and the completion of the trenching and drilling program conducted earlier in the year. Further drilling was recommended by J.M. Hutter, P. Geo in his final report and are still being considered. At the Arcadia Property, expenditures of $16,721 relate to claim boundary location and partial completion of line cutting in preparation for geophysics. Significant gold silver occurrences in a fault hosted serpentine zone require further testing.

On March 11, 2005, the Company announced the sudden passing of George O.M. Stewart, director and president. In 1980, Mr. Stewart was a founding director of the Company and was instrumental in conducting and supervising exploration and administering the direction of the Company. He will be sadly missed by all. Gerald H. Rayner, director since 1992 has been appointed interim president and together with directors Ellen Clements and Larry Widmer will ensure the programs and initiatives that George initiated will be carried out.

The Company anticipates it will receive an update on the Tli Kwi Cho bulk sample shortly.

On behalf of the Board,

"signed"

Ellen Clements
Director

For further information contact Ellen Clements at 1 800 856 3966

The TSX Venture Exchange has not reviewed and does not accept responsibility for adequacy or accuracy of this release.

Kettle River Resources Ltd. TSX-V-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@direct.ca

April 19, 2005 Press Release

Kettle River receives update on DO-27 kimberlite bulk sample Slave Craton, NWT, Canada

Kettle River Resources Ltd. reports that Mr. Eric Friedland, President of Peregrine Diamonds Ltd., the operator, announced today that approximately 150 tonnes of kimberlite of the 200 tonne bulk sample have been extracted using a 14" diameter RC drill rig operated by Midnight Sun Drilling. A total of six holes were completed to varying depths and the kimberlite extracted has been shipped to BHP Billiton's Ekati™ Diamond Mine for processing through their test plant, including x-ray and grease table concentration, to be followed by hand sorting of diamonds. All processing and sorting is expected to be finalized by the end of May 2005, at which time more information including, but not limited to, total carat weight of diamonds recovered will be provided.

Peregrine is confident that sufficient information will be obtained from this sample to make sound decisions regarding the future testing of DO-27.

Peregrine, Midnight Sun and BHP Billiton have come to agreement whereby Midnight Sun's large diameter RC drill rig will be stored at Ekati™ until next winter. This advance planning will allow Peregrine, in anticipation of positive results from this current program, to commence next year's bulk sample program in early January 2006, and could add as much as sixty extra drilling days to the winter drill season, rather than waiting for the opening of the main Tibbitt to Contwoyto ice road.

A program of NQ sized core drilling of the DO-27 pipe is scheduled to begin by the end of this week. The first core hole is planned to be drilled to 600 meters of depth into the perceived center of the pipe. A total of six core holes are scheduled to be drilled in close proximity to the previous 6 RC holes and drilling will continue as long as safe lake-ice conditions exist. The core drilling is intended to provide additional geological and geotechnical information on DO-27.

Unless otherwise negotiated, upon completion of a 200 tonne bulk sampling program, Peregrine's interest in the project will increase from 38.475% to 54.475% plus operatorship. The other partners' project interests will be: Archon 13.275%, Aber Diamonds 7.35%, DHK Diamonds Inc. 20%, (DHK Diamonds is 1/3 owned by each of Dentonia Resources Ltd., Horseshoe Gold Mining Inc. and Kettle River Resources Ltd.), and SouthernEra 4.9%, all interests are subject to a 1.3% Royalty.

On behalf of the Board,

"signed"

Ellen Clements, Director

For further information contact Ellen Clements at 1 800 856 3966

Kettle River Resources Ltd. TSX-V-KRR
Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@direct.ca

June 14, 2005

News Release

Encouraging diamond results from Tli Kwi Cho (DO27) mini bulk sample

Kettle River Resources Ltd. has received the diamond results of the recent kimberlite bulk sample from Peregrine Diamonds Ltd. The DO27 kimberlite pipe is located on the WO claim block located in Canada's Northwest Territories, about 300 km north of Yellowknife and southeast of the Diavik™ Diamond Mine. This is the first work conducted on the kimberlite since a 5,000 tonne sample was taken in 1994.

Initially discovered by Kennecott Canada Exploration Inc. (KCEI) in 1992 with airborne geophysics, the DO27 displayed two nested circular features dubbed "the dog's balls" anomalies and translated as 'Tli Kwi Cho". The DO18 anomaly, located approximately 300 meters to the north was distinctly separate from the Tli Kwi Cho. For clarification, Peregrine, the operator, now refers to the former Southern lobe of the DO27 kimberlite as the "Main vent," the former Eastern lobe as the "North East subsidiary" and the DO18 kimberlite as the "North lobe", all comprising the "Tli Kwi Cho Complex."

The initial DO-27 exploration program in 1993 returned promising microdiamond results through core drilling. This encouraged the joint venture partners at the time to move directly to an underground bulk sampling program. Technical problems encountered underground resulted in the sample being collected from the northeastern subsidiary vent, and not from the central portion of the main vent as originally intended. Grades of 0.36 carats per tonne were obtained from the subsidiary vent and no further work was conducted on this project under that ownership. The main vent of DO-27 was never tested in the 1994 bulk sample. Peregrine's results contrast with KCEI's previous results from the peripheral kimberlite facies and confirm that the DO-27 kimberlite contains a large and high grade central portion to the pipe. Further bulk sampling is necessary to obtain a larger package of diamonds.

Jennifer Pell, Vice-President Exploration-Diamonds, of Peregrine Diamonds Ltd. provided details of the extraction and processing of the 151 tonne sample. She reported 106.03 carats recovered from 5 Reverse Circulation (RC) holes (108 tonnes) represented a 'pyrope, chrome diopside rich'. This facies in the main vent produced an average grade of 0.98 carats per tonne. RC hole #3, a 'fresh olivine rich facies' with a sample weight of 42.8 tonnes gave 29.93 carats for a grade of 0.70 carats per tonne. The entire sample grade average is 0.91 carats per tonne. The diamonds will be sent for valuation, the results expected to take a couple months.

As outlined in a press release dated April 19th, 2005, Peregrine completed six large diameter (13 ¾ inch) RC drill holes in the DO-27 main vent during early 2005. This amounted to 151.27 dry tonnes of kimberlite and was processed in the Ekati™ Diamond Mine test plant. Tonnages were calculated using measured and estimated hole dimensions and measured specific gravities.

Two different primary pyroclastic kimberlite phases were intersected in the portion of the pipe tested by the RC drilling, this being the reason for reporting separate average grades. Holes RC 1, 2, 4, 5, and 6

sampled a layered sequence of primary pyroclastic tuffs in the central portion of the pipe that were rich in chrome diopside and pyrope and contained lesser amounts of fresh olivine. RC 3, the southernmost hole of the program, intersected a completely different volcaniclastic kimberlite facies with high concentrations of fresh olivine. The individual grades and specific diamond information for the six RC holes are summarized as follows:

DO-27 - Pyrope, Chrome Diopside-Rich Facies

Drill Hole	Total Depth (Metres)	Sample Weight (Dry Tonnes)	Total Carat Weight	Carats per Tonne	# Stones > Half Carat	Largest Stones (Carats)
RC 1	209	45.74	47.32	**1.03**	4	2.93, 1.62
RC 2	124	28.96	27.66	**0.96**	5	1.85, 0.96, 0.94
RC 4	93.5	12.02	11.99	**1.00**	1	2.66
RC 5	83	12.20	11.66	**0.96**	3	0.76
RC 6	77	9.54	7.4	**0.78**	1	0.5
Total/Average		108.47	106.03	**0.98**	14	

DO-27 - Fresh Olivine-Rich Facies

Drill Hole	Total Depth (Metres)	Sample Weight (Dry Tonnes)	Total Carat Weight	Carats per Tonne	# Stones > Half Carat	Largest Stones (Carats)
RC 3	190.5	42.80	29.93	**0.70**	7	0.98

1,806 diamonds were recovered using a 1mm screen. There were 21 stones larger than one-half carat recovered with the largest stones coming from the central volcanic kimberlite facies. The four largest stones were a 2.93 carat, light brown, flattened octahedron, a 2.66 carat, off-white, tetrahexahedron, a 1.85 carat, clean, white octahedron, and a 1.62 carat clean, white, complex tetrahexahedron.

Commenting on the results, Mr. Howard Coopersmith, an international diamond expert with over 30 years experience and a consultant to Peregrine Diamonds said "Peregrine's samples confirm that the grade and diamonds are significantly different and better than the previous Kennecott sample. This kimberlite deposit contains ore grades and commercial gem diamonds in a crater complex of significant size and depth".

Core Drilling report

Prior to the ice melt during April and May, the Joint Venture partners (JV) completed three NQ diamond drill holes totalling 750 meters. The program was designed to test the depth of the kimberlite and to obtain geological information on lithological variations detected in the RC drilling. The deepest hole ended in kimberlite at 465 meters and a second hole also ended in kimberlite at 230 meters. This program has significantly extended the known depth of the main vent, more than double the deepest known hole of 215 meters.

A budget will be presented as soon as possible to conduct caustic fusion micro-diamond analysis of this core. The information will be important to determine the potential in the deeper levels in the pipe.

Peregrine has advised, subject to partner approval, they intend to pursue an extended program of diamond drilling at both DO-27 and the nearby DO-18 pipe now referred to as the northern lobe of the Tli Kwi Cho complex, starting July, 2005. DO-18 occurs on land under a thin veneer of till cover. Microdiamond grades as high as 1.41 carats per tonne over 242 meters were reported at DO-18 from several diamond drill holes completed by KCEI in 1993.

Peregrine vested at 54.475%

Peregrine acquired the WO Claim Block option of December 6, 2002 under agreement with BHP Billiton Diamonds Inc. and in lieu of the required 200 tonne bulk sample, all joint venture partners have agreed that in exchange, Peregrine will fund the next $500,000 of core drilling, and deemed to have now earned their 54.475% interest in the project and is the operator. At this point, contributing interests are as follows: Archon Minerals Ltd. 13.275%, Aber Diamond Corp. 7.35%, DHK Diamonds Inc. 20% (owned 1/3 each by Dentonia Resources Ltd., Horseshoe Gold Mining Inc., and Kettle River Resources Ltd.), and SouthernEra Diamonds Inc. 4.9% all subject to Gross Overriding Royalties of 1% to Kennecott Canada Explorations Inc. and 0.3% to Aberex Minerals Ltd.

Dr. Jennifer Pell, P.Geo., is the Qualified Person who oversaw the entire program at DO-27. Mr. Howard Coopersmith of Coopersmith & Associates, Colorado, provided audits on the sample protocols and procedures. AMEC Americas Limited in Vancouver audited the drilling and sampling protocols as well as provided quality assurance/quality control audits on the actual drilling, sampling, and evaluating procedures.

Company representatives viewed the diamonds recovered and are encouraged with the results. The Company currently has 7.2 million shares issued.

Information and diagrams will be posted as they become available on the Company website: www.kettleriver.com.

On behalf of the Board,

"signed"

Ellen Clements
Director

For further information contact Ellen Clements at 1 800 856 3966

The TSX Venture Exchange has not reviewed and does not accept responsibility for adequacy or accuracy of this release.

Kettle River Resources Ltd. TSX-V-KRR
Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@direct.ca

Kettle River et al. reverse Tli Kwi Cho vasectomy

2005-06-16 14:52 ET - Street Wire

by Will Purcell

Ellen Clements and the late George Stewart's Kettle River Resources Ltd., Adolf Petancic's Dentonia Resources Ltd. and James McInnes's Horseshoe Gold Mining Inc. received overdue vindication from their old Tli Kwi Cho project. Eric Friedland's Peregrine Diamonds Ltd. produced a grade of nearly one carat per tonne in a mini-bulk test, nearly 11 years after the large pipe delivered a big bulk sample bust.

The result came a few months too late for Mr. Stewart, who died March 10, 2005, but it was sweet news for Mr. Petancic. The pair had long tried to revive what the market distainfully termed Dog's Balls after the big bulk flop. Peregrine's long-suffering partners touted an untested core zone as a key to the project and the new 150-tonne sample drilled into the area missed by the 1994 underground test. The encouraging result brings the project new life, but Peregrine and its partners will have to answer some remaining questions.

The new test

Peregrine drilled six reverse circulation holes into the main vent of the DO-27 part of Tli Kwi Cho, extracting just over 150 tonnes of kimberlite. The rock produced 135.96 carats of diamonds larger than a one-millimetre cut-off, and that worked out to a sample grade of about 0.91 carat per tonne. Things were even better within a kimberlite phase that contained plenty of pyrope garnets and chrome diopsides. Five of the six holes tested that zone and they contributed 108.5 tonnes of the kimberlite. The rock revealed 106.03 carats of diamonds, which worked out to a grade of 0.98 carat per tonne.

One of the holes hit an olivine-rich phase of kimberlite that seemed markedly different from what the partners found in the other tests. That is intriguing, as the hole was the southernmost hole of the current tests. Peregrine produced an estimated 42.8 tonnes of kimberlite from that one hole, recovering 29.93 carats. That was good for a grade of 0.70 carat per tonne. Even that value was double what the 1994 test delivered from a phase of kimberlite farther to the north in DO-27.

There were some larger diamonds in the mix. The largest stone weighed 2.93 carats, and at least three others topped the one-carat mark, with weights of 2.66 carats, 1.85 carats and 1.62 carats. Another three diamonds came close to the one-carat mark, weighing 0.98 carat, 0.96 carat and 0.94 carat respectively.

The two-carat diamonds weighed nearly 5.6 carats, amounting to 4.1 per cent of the Tli Kwi Cho diamond parcel. The two extra one-carat diamonds added another 3.47 carats, and the three other large diamonds bring the weight of the diamonds larger than 0.94 carat to nearly 12 carats. That accounts for nearly 9 per cent of the full parcel.

Further, the Tli Kwi Cho partners recovered 21 diamonds that weighed at least one-half carat. The full weight of that parcel is unknown, but it probably topped the 20-carat mark. At about 21 carats, the one-half-carat stones would account for about 15 per cent of the total diamond weight.

The comparisons

Those proportions are a fraction of what Shore Gold Inc. found in a bulk sample of its Star kimberlite. Over 40 per cent of the weight of the Star diamonds came from one-half-carat stones, while one-carat diamonds accounted for roughly one-third of the diamond weight. Two-carat diamonds contributed nearly 20 per cent of the full Star parcel. It was no surprise as a result that two of Shore's diamonds weighed nearly 20 carats each and several more topped the 10-carat mark.

Still, the Tli Kwi Cho diamonds put up a promotable showing when compared with what De Beers Canada Inc. found at Gahcho Kue, about 100 kilometres south of Tli Kwi Cho. Two-carat diamonds accounted for about 5 per cent of the diamond weight obtained from the AK-5034 pipe, while one-carat diamonds amounted to about 9 per cent of the diamonds. One-half carat diamonds contributed about 18 per cent of the full AK-5034 parcel.

De Beers also recovered a large diamond parcel from the Hearne pipe, and about 15 per cent of the weight came from diamonds weighing one-half carat. One-carat stones accounted from roughly 7 per cent of the haul, while two-carat gems contributed about 3 per cent of the entire parcel.

The Tli Kwi Cho test and the Gahcho Kue results are not directly comparable. De Beers typically uses a 1.5-millimetre cut-off for its samples, and that would result in fewer tiny diamonds than Peregrine produced with its smaller cut-off. As a result, the size distribution of the Tli Kwi Cho diamonds compares favourably with the AK-5034 pipes.

That is encouraging, but the ill-fated 1994 test remains the most important comparison. Kennecott Canada Exploration Inc. processed 4,261 tonnes of kimberlite from the pipe, recovering 1,095 carats of diamonds. That worked out to a grade of just 0.25 carat per tonne, barely one-quarter of what Peregrine's test delivered.

A significant portion of the test came from a phase that was barely diamondiferous, but about 3,000 tonnes of the kimberlite yielded 1,079 carats. That amounts to just 0.36 carat per tonne. That modest grade was about one-third of what the Tli Kwi Cho partners were shooting for, and it effectively ended Kennecott's participation in the project. Mr. Stewart and Mr. Petancic continued to chat up their failed pipe over the next decade, but willing listeners were almost as rare as diamonds.

The questions

Grade was not the only problem with Tli Kwi Cho. Peregrine will have to prove that its DO-27 diamonds carry a much higher value than Kennecott produced. The 1994 bulk sample yielded an appraised value of just $21.87 (U.S.) per carat. That is unlikely to be economic, even with Peregrine's more promising grade.

Still, there is reason for encouragement. The Kennecott test produced over 14,000 diamonds, and that worked out to an average weight of 0.077 carat per diamond. Peregrine recovered 1,806 diamonds, which suggested a nearly identical average diamond weight of 0.075 carat. Kennecott also used a larger cut-off, and that would boost its average diamond size. As a result, there is reason to believe that Peregrine encountered a coarser diamond population with its test. Further, the latest carat crop appears superior to the stones recovered by Kennecott.

The buoyant diamond market is another source of encouragement. Current diamond prices are significantly higher than they were in 1994, and that reason alone should give the Tli Kwi Cho value a hefty boost. Peregrine plans to have the old Kennecott parcel reappraised, along with its smaller batch of stones.

As well, it is reasonable to expect that a modelled diamond value would be significantly higher than a raw appraisal would produce. The Peregrine parcel is tiny, and even the Kennecott batch is small enough that large diamonds are rare. Explorers with tiny carat crops typically produce modelled diamond valuations that are double or triple what a raw appraisal delivers.

The difference between actual and forecast diamond values can still be significant with larger batches. Shore Gold recently valued a 3,000-carat parcel from Star and the raw assessment came in at $110 (U.S.) per carat. The modelled diamond valuation was a much more promotable $135 (U.S.) per carat. Larger samples will boost the diamond valuations, and they could provide a grade increase as well.

Larger samples have a better chance of tapping into richer regions and that often leads to better grades than small samples produce. As a result, Tli Kwi Cho has a chance of topping the one-carat-per-tonne mark in another bulk test.

The size of the core region within Tli Kwi Cho is another key piece of the puzzle. Peregrine now thinks that the main vent covers about six hectares at the surface and the body appears to extend to a promotable depth. As a result, there could well be enough kimberlite to support a mine, if Peregrine can produce a sufficient grade and value.

The plan

Peregrine now plans a busy year for Tli Kwi Cho. The company will continue drilling on the big body, testing the northeastern vent at DO-27, which is the northern testicle of DO-27. As well, the partners will take a preliminary look at the DO-18 feature, which is immediately north of Tli Kwi Cho. Further, Peregrine thinks the area between DO-18 and DO-27 could also be of interest and the company will poke some holes in that zone as well.

A preliminary answer to the value question could add promotability to the revived play, but Peregrine must prove the grade and value to a greater degree of certainty. That will take larger samples, and that will not be

an easy task on the stubborn old pipe. Much of the kimberlite is weathered material, which plays havoc with the drill bits. That makes collecting larger and deeper samples a challenge.

Peregrine has its reverse circulation drill resting for the summer at Ekati, but it expects to put the equipment back into operation next spring, drilling more holes into the pipe from the ice. That will add to the diamond parcel, but at a slow pace.

The Tli Kwi Cho partners are also thinking about using a large diameter Bauer drill rig. The equipment bores a 1.2-metre hole, which would quickly contribute carats to Peregrine's tally. The drill is too heavy for the lake ice, so the partners will have to drill its Bauer holes from a barge during the summer months. Peregrine has hopes of coming up with about 3,000 carats from the pipe, which would provide a better picture of the grade and value.

Speculators finally were hopping aboard Mr. Petancic's bandwagon. Dentonia traded over two million shares on Tuesday, hitting an intraday high of 27 cents. The stock lost two cents on Wednesday, closing at 20 cents on 984,000 shares. Kettle River slipped a penny, ending the day at 55 cents on 557,000 shares.

Reprinted from Stockwatch.com
June 16, 2005

File #82-666
Rule 12g3-2(b)

Kettle River Resources Ltd. TSX-V-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966
Facsimile: 250 445 2259

August 16, 2005

PRESS RELEASE

$652,500 NON-BROKERED PRIVATE PLACEMENT

Kettle River Resources Ltd. (the "Company") announces that it has negotiated a non-brokered private placement to raise $652,500 by the issuance of up to 725,000 units at a price of $0.90 per unit. Each Unit will consist of one common share and one non-transferable share purchase warrant. Each warrant will entitle the holder to purchase one additional share of the Company for a period of two years from closing at an exercise price of $1.20 per share. A finder's fee of up to 6% of the proceeds raised, payable in units, may be payable in connection with this private placement.

Proceeds from the placement will be used for continuing exploration work on its DHK Diamonds Inc. properties located in the Northwest Territories and for general working capital purposes.

The private placement is subject to all necessary regulatory approvals.

For further information contact Ellen Clements at 1 800 856 3966

ON BEHALF OF THE BOARD

Ellen Clements
Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Kettle River Resources Ltd. TSX-V-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@direct.ca

August 29, 2005

News Release

PRELIMINARY VALUATIONS OF DO-27 DIAMONDS
AVERAGE US$59 – $78 PER CARAT

Kettle River Resources Ltd. has been advised that Peregrine Diamonds Ltd, operator of the project, is pleased to announce the results of preliminary valuations of the diamonds obtained from the 2005 mini-bulk sample of the southern lobe of DO-27. During the period February - April 2005, Peregrine collected a total of 151.27 dry tonnes of kimberlite from the southern lobe of the DO-27 pipe. The entire DO-27 complex including DO-18 has a surface expression of approximately sixteen hectares.

The diamonds from the mini-bulk sample were divided into two packages, PDL-1 and PDL-2, according to the different kimberlite geology noted in the drilling. Diamond parcel **PDL-1**, comprising approximately 78% of the total carats recovered, came from the pyrope and chrome diopside-rich kimberlite facies intersected in holes RC-1, 2, 4, 5 & 6, all of which **averaged 0.98 carats/tonne**. Parcel **PDL-2**, comprising approximately 22% of the total carats recovered, came from the olivine-rich facies of kimberlite intersected in hole RC-3, which returned a grade of **0.70 carats/tonne**.

Three separate valuations were preformed by BHP Billiton Diamonds Ltd., Rio Tinto Diamonds and Aber Diamond Corp., and were based on fair market values in US dollars at the producer level, sometimes referred to as the "Primary Market". This is the market value the seller would have expected to receive for these goods if offered for sale on the date of the final viewing, and also assuming a reasonable margin for the buyer either for manufacturing or dealing on the secondary market. **No size or value modelling was performed due to the small sample size.**

The diamonds from each sample were sized to industry standard DTC sieve, grainer and carat size classes. The diamonds in each size class were sorted and valued based on each valuators current price book. As can be expected, there was a range in values with the larger sample, **PDL-1**, returning average values of **US$77.77 US$67.02 and US$58.54 per carat**. PDL-2 returned average values of US$35.36, US$34.31 and US$32.34 per carat although the very small sample size of PDL-2 means that a low degree of confidence must be attributed to the values from PDL-2. The average values for the total sample (combining PDL-1 and PDL-2) were US$67.20, US$59.95 and US$53.21 per carat. The highest value stone was a **1.85 carat** stone, which was valued at between **US$1,591** and **US$2,063.**

Due to the small size of the parcel of diamonds evaluated, these valuations must be considered to be preliminary. The valuators have indicated that "the size of the sample does not allow for an appropriate model of either the size distribution or quality profile" of the diamonds and that "the sample parcel presented contained a range of qualities, colours, shapes and sizes as expected in exploration samples". The valuators also indicated that a larger sample to better determine the value per carat and overall quality profile of the project is necessary.